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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                                HOENIG GROUP INC.
           ----------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)


                                    434396107
           ----------------------------------------------------------
                                 (CUSIP Number)


                                 Kathryn Hoenig
                           General Counsel & Secretary
                                Hoenig Group Inc.
                             Reckson Executive Park
                              4 International Drive
                               Rye Brook, NY 10573
           ----------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                September 3, 2002
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                      ------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
------------------------------------                                                 -------------------------
 CUSIP NO. 434396107                                      13D                         Page 2 of 7
------------------------------------                                                 -------------------------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Fredric P. Sapirstein
--------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                 (b) [ ]
--------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                  N/A
--------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]
--------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
--------------------------------------------------------------------------------------------------------------
               NUMBER OF           7.    SOLE VOTING POWER
                SHARES                   0
             BENEFICIALLY          ---------------------------------------------------------------------------
               OWNED BY            8.    SHARED VOTING POWER
                 EACH                    0
               REPORTING           ---------------------------------------------------------------------------
                PERSON             9.    SOLE DISPOSITIVE POWER
                 WITH                    0
                                   ---------------------------------------------------------------------------
                                   10.   SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0
--------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                     [ ]
--------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%
--------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------------------------------------
                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!



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--------------------------                            -------------------------
 CUSIP NO. 434396107                  13D              Page 3 of 7
--------------------------                            -------------------------



         This Amendment No. 7, dated September 3, 2002, to the Schedule 13D, filed by Fredric P. Sapirstein reflects changes in the information previously filed relating to the common stock, $0.01 par value (the "Common Stock"), of Hoenig Group Inc., a Delaware corporation ("Hoenig"), which has its principal executive offices at 4 International Drive, Rye Brook, New York, 10573.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Item 3 is hereby amended by adding the following language:

         On January 20, 2001, the second tranche of an incentive stock option to purchase a total of 45,000 shares of Common Stock, which was granted to the Reporting Person on January 20, 1999, vested. The second tranche consisted of 15,000 shares of Common Stock.

         On January 25, 2001, the first tranche of a non-qualified stock option to purchase a total of 150,000 shares of Common Stock, which was granted to the Reporting Person on January 25, 2000, vested. The first tranche consisted of 50,000 shares of Common Stock.

         On January 29, 2001, the third and final tranche of a non-qualified stock option to purchase a total of 180,000 shares of Common Stock, which was granted to the Reporting Person on January 29, 1998, vested. The third tranche consisted of 60,000 shares of Common Stock.

         On January 20, 2002, the third and final tranche of an incentive stock option to purchase a total of 45,000 shares of Common Stock, which was granted to the Reporting Person on January 20, 1999, vested. The third tranche consisted of 15,000 shares of Common Stock.

         On January 25, 2002, the second tranche of a non-qualified stock option to purchase a total of 150,000 shares of Common Stock, which was granted to the Reporting Person on January 25, 2000, vested. The second tranche consisted of 50,000 shares of Common Stock.

         On August 26, 2002, the third and final tranche of a non-qualified stock option to purchase a total of 150,000 shares of Common Stock, which was granted to the Reporting Person on January 25, 2000, vested. The third tranche consisted of 50,000 shares of Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding the following language:

         On September 3, 2002, Investment Technology Group, Inc., a Delaware corporation, ("ITG") acquired Hoenig pursuant to an Agreement and Plan of Merger, dated February 28, 2002, as amended on July 2, 2002 (the "Merger Agreement"), by and among Hoenig, ITG and Indigo Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ITG ("Indigo"). Pursuant to the Merger Agreement, among other things, (i) Indigo was merged with and into Hoenig (the "Merger"), with Hoenig being the surviving corporation in the Merger and a wholly-owned subsidiary of ITG, and (ii) each outstanding share of Common Stock was


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 CUSIP NO. 434396107                  13D              Page 4 of 7
--------------------------                            -------------------------


surrendered in exchange for $11.35 per share in cash merger consideration and a non-transferable, non-assignable right to receive a payment in cash of a pro rata amount of any future recovery, if any, of certain claims relating to the $7.1 million loss at Hoenig's United Kingdom subsidiary, Hoenig & Company Limited, that Hoenig announced on May 9, 2002 and other related claims (the "Claims"), net of expenses and taxes, plus any unused portion of the $2.4 million initial escrow funding (a "Contingent Payment Right"). The escrow was established to fund the continued pursuit of the Claims.

         Copies of the Agreement and Plan of Merger, the amendment to the Agreement and Plan of Merger, and the press releases announcing the Merger and the amendment to the Agreement and Plan of Merger are included as exhibits hereto. A copy of the press release announcing completion of the Merger is also included as an exhibit hereto. The description of such agreements and the transactions contemplated therein is qualified in its entirety by reference to such exhibits.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by substituting the following language for subsections (a) through (c) thereof:

         (a) In the Merger, the Reporting Person surrendered 442,400 shares of Common Stock and options to purchase 1,275,000 shares of Common Stock, as further described in subsection (c) below, reflecting all of his interests in the Common Stock. Accordingly, the Reporting Person no longer has beneficial ownership of any shares of Common Stock.

         (b) The Reporting Person no longer has beneficial ownership of any shares of Common Stock.

         (c) In the Merger, the Reporting Person surrendered 442,400 shares of Common Stock and options to purchase 1,275,000 shares of Common Stock reflecting all of his interests in the Common Stock. Other than as set forth herein, the Reporting Person has not made any purchases or sales of securities of Hoenig during the sixty days preceding the date of this Schedule 13D.

         In the Merger, the Reporting Person surrendered 442,400 shares of Common Stock in exchange for $11.35 per share in cash merger consideration, plus one Contingent Payment Right per share.

         In addition, the Reporting Person, in accordance with the terms of the Merger Agreement, elected to surrender options to purchase 1,120,000 shares of Common Stock (the "Cash-Out Options") in exchange for cash equal to the "spread," plus one Contingent Payment Right per share. "Spread" is defined in the Merger Agreement to mean the difference between the value per share of Common Stock underlying the options at the per share cash merger consideration and the option exercise price per share. The Cash-Out Options had been granted at different times, and therefore the "spreads" paid for such options in the Merger differed, as follows:


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 CUSIP NO. 434396107                  13D              Page 5 of 7
--------------------------                            -------------------------


                   OPTION                             SPREAD
                   ------                             ------
            (i)    Option to purchase 282,500 shares: $7.725 per share
            (ii)   Option to purchase 7,500 shares:   $7.725 per share
            (iii)  Option to purchase 132,500 shares: $6.35 per share
            (iv)   Option to purchase 367,500 shares  $6.35 per share
            (v)    Option to purchase 180,000 shares: $5.162 per share
            (vi)   Option to purchase 150,000 shares: $1.913 per share

         The Reporting Person's remaining options to purchase 155,000 shares of Common Stock (the "Roll-Over Options") were converted into options to purchase ITG common stock. The Reporting Person elected to forego receipt of Contingent Payment Rights in connection with the Roll-Over Options.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by deleting the last paragraph and by adding the following:

         On January 20, 2001, the second tranche of an incentive stock option to purchase a total of 45,000 shares of Common Stock, which was granted to the Reporting Person on January 20, 1999, vested. The second tranche consisted of 15,000 shares of Common Stock.

         On January 25, 2001, the first tranche of a non-qualified stock option to purchase a total of 150,000 shares of Common Stock, which was granted to the Reporting Person on January 25, 2000, vested. The first tranche consisted of 50,000 shares of Common Stock.

         On January 29, 2001, the third and final tranche of a non-qualified stock option to purchase a total of 180,000 shares of Common Stock, which was granted to the Reporting Person on January 29, 1998, vested. The third tranche consisted of 60,000 shares of Common Stock.

         On January 20, 2002, the third and final tranche of an incentive stock option to purchase a total of 45,000 shares of Common Stock, which was granted to the Reporting Person on January 20, 1999, vested. The third tranche consisted of 15,000 shares of Common Stock.

         On January 25, 2002, the second tranche of a non-qualified stock option to purchase a total of 150,000 shares of Common Stock, which was granted to the Reporting Person on January 25, 2000, vested. The second tranche consisted of 50,000 shares of Common Stock.

         On August 26, 2002, the third and final tranche of a non-qualified stock option to purchase a total of 150,000 shares of Common Stock, which was granted to the Reporting Person on January 25, 2000, vested. The third tranche consisted of 50,000 shares of Common Stock.



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 CUSIP NO. 434396107                  13D              Page 6 of 7
--------------------------                            -------------------------




ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following language:

Exhibit N -    Agreement and Plan of Merger, dated as of February 28, 2002, by and among Hoenig Group Inc., Investment Technology Group, Inc.
               and Indigo Acquisition Corp. (incorporated by reference to Exhibit 2.1 of Hoenig's Current Report on Form 8-K filed on March
               4, 2002).

Exhibit O -    Amendment No. 1, dated July 2, 2002, to the Agreement and Plan of
               Merger, dated as of February 28, 2002, by and among Hoenig Group
               Inc., Investment Technology Group, Inc. and Indigo Acquisition
               Corp. (incorporated by reference to Exhibit 2.1 of Hoenig's
               Current Report on Form 8-K filed on July 3, 2002).

Exhibit P -    Hoenig's Press Release, dated February 28, 2002, announcing the proposed Merger (incorporated by reference to Exhibit 99.3 of Hoenig's Current Report on Form 8-K filed on March 4, 2002).

Exhibit Q -    Hoenig's Press Release, dated July 3, 2002, announcing the amendment to the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.3 of Hoenig's Current Report on Form 8-K filed on July 3, 2002).

Exhibit R -    Joint Press Release of Hoenig and Investment Technology Group,
               Inc., dated September 3, 2002, announcing completion of the Merger (incorporated by reference to Exhibit 99.1 of Investment
               Technology Group, Inc.'s Current Report on Form 8-K filed on
               September 3, 2002).



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--------------------------                            -------------------------
 CUSIP NO. 434396107                  13D              Page 7 of 7
--------------------------                            -------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 3, 2002


                                             /s/ Fredric P. Sapirstein
                                             -------------------------------
                                             FREDRIC P. SAPIRSTEIN